# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yatsen Holding Limited, CIK 0001819580
CUSIP: 985194109
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Floor 39, Poly Development Plaza, No. 83, Haizhu District, Guangzhou, China (F4), 510335
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-019937
Filed by CIK 0001699470

## Reporting persons
- Banyan Partners Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,383,206; sole dispositive power 0; shared dispositive power 12,383,206; aggregate amount beneficially owned 12,383,206 (1% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by Banyan Partners Fund III, L.P. ("Banyan Fund III"), Banyan Partners Fund III-A, L.P. ("Banyan Fund III-A") and Banyan Partners III Ltd. ("Banyan III GP", collectively with Banyan Fund III and Banyan III-A, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Such 12,383,206 Class A ordinary shares are held by Banyan Fund III directly. Banyan Fund III-A directly holds 2,134,339 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 10: Banyan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 1,837,165,628 ordinary shares outstanding as of February 28, 2025, consisting of 1,236,592,748 Class A ordinary shares and 600,572,880 Class B ordinary shares, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2025 (the "Issuer's 20-F Filing"). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Banyan Fund III represent approximately 0.09% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners Fund III-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,134,339; sole dispositive power 0; shared dispositive power 2,134,339; aggregate amount beneficially owned 2,134,339 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Such 2,134,339 Class A ordinary shares are held by Banyan Fund III-A directly. Banyan Fund III directly holds 12,383,206 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 10: Banyan Fund III-A disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III.
  
  Comments to item 11: Calculation is based on 1,837,165,628 ordinary shares outstanding as of February 28, 2025, consisting of 1,236,592,748 Class A ordinary shares and 600,572,880 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Banyan Fund III-A represent approximately 0.02% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners III Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,517,545; sole dispositive power 0; shared dispositive power 14,517,545; aggregate amount beneficially owned 14,517,545 (1.2% of the class)
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Consists of (i) 12,383,206 Class A ordinary shares directly held by Banyan Fund III and (ii) 2,134,339 Class A ordinary shares directly held by Banyan Fund III-A. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 1,837,165,628 ordinary shares outstanding as of February 28, 2025, consisting of 1,236,592,748 Class A ordinary shares and 600,572,880 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Banyan III GP represent approximately 0.11% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Issuer
Name of issuer: Yatsen Holding Limited
Address of issuer's principal executive offices: Floor 39, Poly Development Plaza, No. 832 Yue Jiang Zhong Road Haizhu District Guangzhou, China, 510335

## Item 2. Person Filing
Name of person filing:
Banyan Partners Fund III, L.P. ("Banyan Fund III")

Banyan Partners Fund III-A, L.P. ("Banyan Fund III-A")

Banyan Partners III Ltd. ("Banyan III GP")
Address of principal business office or, if none, residence:
The address of each of Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd. is:

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman, KY1-9008

Cayman Islands
Citizenship:
Banyan Partners Fund III, L.P.: Cayman Islands

Banyan Partners Fund III-A, L.P.: Cayman Islands

Banyan Partners III Ltd.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Banyan Partners Fund III, L.P. directly holds 12,383,206 Class A ordinary shares.

Banyan Partners Fund III-A, L.P. directly holds 2,134,339 Class A ordinary shares.

Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may in the aggregate exercise voting and dispositive power over 14,517,545 Class A ordinary shares held by Banyan Fund III and Banyan Fund III-A.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G. In addition, Banyan Partners Fund III, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III-A, L.P.; and Banyan Partners Fund III-A, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III, L.P.
Percent of class:
Banyan Partners Fund III, L.P. beneficially owns 1.0% of the outstanding Class A ordinary shares, 0.7% of the total outstanding ordinary shares and 0.09% of the aggregate voting power.

Banyan Partners Fund III-A, L.P. beneficially owns 0.2% of the outstanding Class A ordinary shares, 0.1% of the total outstanding ordinary shares and 0.02% of the aggregate voting power.

Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, in the aggregate beneficially owns 1.2% of the outstanding Class A ordinary shares, 0.8% of the total outstanding ordinary shares and 0.11% of the aggregate voting power.

The above-mentioned percents of class are calculated based on 1,236,592,748 outstanding Class A ordinary shares and 600,572,880 outstanding Class B ordinary shares as reported in the Issuer's 20-F Filing.
Sole power to vote or to direct the vote:
Banyan Partners Fund III, L.P. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Banyan Partners Fund III-A, L.P. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Banyan Partners III Ltd. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Shared power to vote or to direct the vote:
Banyan Partners Fund III, L.P. holds 12,383,206 Class A ordinary shares with shared voting power or the ability to direct the vote.

Banyan Partners Fund III, L.P-A. holds 2,134,339 Class A ordinary shares with shared voting power or the ability to direct the vote.

Banyan Partners III Ltd. holds 14,517,545 Class A ordinary shares with shared voting power or the ability to direct the vote.
Sole power to dispose or to direct the disposition:
Banyan Partners Fund III, L.P. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Banyan Partners Fund III-A, L.P. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Banyan Partners III Ltd. holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.
Shared power to dispose or to direct the disposition:
Banyan Partners Fund III, L.P. holds 12,383,206 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Banyan Partners Fund III, L.P-A. holds 2,134,339 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Banyan Partners III Ltd. holds 14,517,545 Class A ordinary shares with shared power to dispose of or direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement by and among Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd (incorporated by reference to Exhibit I to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 10, 2021.

## Signatures
- Banyan Partners Fund III, L.P.: /s/ Peter Wong, Peter Wong/Authorized Signatory (11/14/2025)
- Banyan Partners Fund III-A, L.P.: /s/ Peter Wong, Peter Wong/Authorized Signatory (11/14/2025)
- Banyan Partners III Ltd.: /s/ Peter Wong, Peter Wong/Authorized Signatory (11/14/2025)
Comment: Not Applicable.